[Letterhead for Stifel Nicolaus]
October 10, 2007
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Atlantic Coast Financial Corporation
Registration Statement on Form S-1 (Registration Number 333-144149)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:
     In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Atlantic Coast Financial Corporation in requesting that the effective date of the above-referenced registration statement, as amended, be accelerated so that it will become effective at 1:00 p.m. on October 12, 2007, or as soon thereafter as may be practicable.

Very Truly Yours,
/s/ Michael Rasmussen
Michael Rasmussen
Managing Director